UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-3305
Employer Identification Number: 66-0288298
Plan Number: 061
MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN

(Full title of the plan)
MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)
One Merck Drive
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

Merck Puerto Rico Employee Savings and Security Plan
Index to Financial Statements and Supplemental Schedule

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not required.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Merck Puerto Rico Employee Savings and Security Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Merck Puerto Rico Employee Savings and Security Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
San Juan, Puerto Rico
June 24, 2009

Merck Puerto Rico Employee Savings and Security Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments
Investments, at fair value	$30,687,505	$48,195,085
Participant loans	2,037,119	1,953,190

Total investments	32,724,624	50,148,275

Receivables
Employer contribution	77,405	7,031
Participant contributions	253,721	26,485
Other receivables	27,531	8,436
Accrued interest and dividends	187,894	175,239

Total receivables	546,551	217,191

Cash and cash equivalents	38,498	36,152

Total assets	$33,309,673	$50,401,618

Liabilities
Other payables	33,939	12,803

Net assets available for benefits	$33,275,734	$50,388,815

The accompanying notes are an integral part of these financial statements.

Merck Puerto Rico Employee Savings and Security Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2008
Additions to net assets attributed to
Investment income (loss)
Net depreciation in market value of investments	$(20,488,028)
Dividends and interest	1,600,787

Net investment loss	(18,887,241)

Contributions to the Plan
By participants	4,316,252
By employer	1,245,728

Total contributions	5,561,980

Transfers in	—

Total additions	(13,325,261)

Deductions from net assets attributed to
Benefits paid to participants	(3,786,841)
Transfers out	(979)

Total deductions	(3,787,820)

Net decrease	(17,113,081)

Net assets available for benefits
Beginning of year	50,388,815

End of year	$33,275,734

The accompanying notes are an integral part of these financial statements.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2008 and 2007
1.	Description of the Plan

The following description of the Merck Puerto Rico Employee Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a profit sharing plan designed to provide an opportunity for employees of Merck Sharp & Dohme Quimica de Puerto Rico, Ltd., Merck Sharp & Dohme de Puerto Rico Inc., Merck Puerto Rico Holdings Inc. and Merck Sharp & Dohme (IA) Corp. Puerto Rico Branch (the “Companies”) to become stockholders of Merck & Co., Inc. (“Merck”) and to encourage them to save on a regular basis by setting aside part of their earnings. Regular full-time and part-time employees of the Companies, as defined in the Plan document, who have completed at least one year of employment and are not covered by a collective bargaining agreement, are eligible to enroll in the Plan.

Participants direct the investment of their contributions into any mutual fund investment option as well as Merck common stock. During 2008, the Plan offered 17 registered investment companies (mutual funds), a common/collective trust, and two separately managed accounts.

The Plan is administered in part by the Employee Benefits Committee appointed by the President of the Companies and in part by management committees appointed by the Compensation and Benefits Committee of the Board of Directors of Merck. All costs of administering the Plan are borne by the Companies.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute from 2% up to 15% of their base pay, provided that pre-tax contributions shall not exceed 10% of base compensation or $8,000. In addition, the Companies match 50% of pre-tax and after-tax contributions up to 5% of each participant’s base compensation applicable to the pay period in which the contribution is being made. Company matching contributions are invested according to a participant’s elections.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Companies’ matching contribution, and an allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately vested in their contributions, all Companies’ matching contributions, plus actual earnings thereon.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2008 and 2007
Participant Loans

Participants may borrow from their account balances with interest charged at prime rate plus 1%. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence.

The minimum loan is $500 and the maximum loan is the lesser of (i) $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or (ii) 50% of the participant’s account balance less any current outstanding loan balance.

Payment of Benefits

Participants are entitled to receive automatic, voluntary, in-service (which include hardship withdrawals), or mandatory distributions as provided in the applicable Plan provisions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting. Certain amounts in the prior year financial statements have been reclassified to conform to the current presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are recorded at fair value in the accompanying financial statements. In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, Fair Value Measurements (“FAS 157”). FAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. The Plan’s adoption of FAS 157, which was effective on January 1, 2008, did not have a material impact on the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits. For information related to the Plan’s valuation methodologies under FAS 157, see Note 3 of the financial statements.

Purchases and sales of securities are recorded on a trade-date basis. Other receivables consist of proceeds receivable for investment securities sold with a settlement date after year end, in a separately managed account. Other payables represent amounts due for investment securities purchased with a settlement date after year end and accrued management expenses, in a separately managed account. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2008 and 2007
Contributions

Employee and Companies matching contributions are recorded in the period in which the Companies make the payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits are recorded when paid.

Transfer of Assets to/from Other Plans

Companies’ employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Treasury Department (the “PRTD”) or by the U.S. Internal Revenue Service (the “IRS”). Newly hired employees are allowed to transfer their savings from former employer plans to the Plan.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

3.	Fair Value Measurements

On January 1, 2008, the Company adopted FAS 157. In October 2008, the FASB issued FSP 157-3, which clarifies the application of FAS 157 in a market that is not active. FAS 157 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. FAS 157 describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets primarily include registered investment companies (mutual funds) and common stocks.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan’s Level 2 assets primarily include investments in common/collective trusts.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Plan’s Level 3 assets include participant loans.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2008 and 2007
If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.
Within the Plan, investments are recorded at fair value, as follows:
Registered Investment Companies (Mutual Funds)
Registered investment companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading on the New York Stock Exchange.
Common/Collective Trusts
The common/collective trusts are valued at their respective net asset values. The fair value of investments in the common/collective trusts are determined by their trustee.
Common Stocks
Common stocks, for which market quotations are readily available, are generally valued at the last reported sale price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the trustee and the Company.
Participant Loans
Participant loans are valued at amortized cost, which approximates fair value.
Investments Measured at Fair Value
Investments measured at fair value are summarized below:

			Year Ended December 31,			Year Ended December 31,
		2008				2007
		Fair Value Measurements Using
		Quoted Prices	Significant
		In Active	Other	Significant
		Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs		Carrying	Fair
	Value	(Level 1)	(Level 2)	(Level 3)	Total	Value	Value

Assets

Investments
Registered investment companies	$13,630,769	$13,630,769	$—	$—	$13,630,769	$18,136,540	$18,136,540
(mutual funds)
Common/collective trusts	1,451,698	—	1,451,698	—	1,451,698	2,239,995	2,239,995
Merck common stock	15,041,650	15,041,650	—	—	15,041,650	26,795,182	26,795,182
Other common stocks	563,388	563,388	—	—	563,388	1,023,368	1,023,368

Total investments	$30,687,505	$29,235,807	$1,451,698	$—	$30,687,505	$48,195,085	$48,195,085

Participant loans	$2,037,119	$—	$—	$2,037,119	$2,037,119	$1,953,190	$1,953,190

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2008 and 2007
Level 3 Valuation Techniques:
Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial assets also include certain investment securities for which there is limited market activity such that the determination of fair value requires significant judgment or estimation. The Plan’s Level 3 investment securities at December 31, 2008 include participant loans. These securities were valued at amortized cost, which approximates fair value.
The table below provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets measured at fair value using significant unobservable inputs (Level 3):

	Year Ended December 31, 2008
		Net	Loan withdrawals,
	Beginning	Transfers	Principal repayments,	Ending
	Balance	In to (Out of)	Interest,	Balance
	January 1	Level 3 (1)	Net	December 31

Participant loans	$1,953,190	$—	$83,929	$2,037,119

Total	$1,953,190	$—	$83,929	$2,037,119

(1)	Transfers in and out of Level 3 are deemed to occur at the beginning of the quarter in which the transaction takes place.
4.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of year-end:

	December 31,
	2008	2007
Merck common stock	$15,041,650	$26,795,182
Fidelity Institutional Money Market Portfolio	3,346,700	3,263,321
Columbia Acorn Fund, Class Z	1,908,346	2,806,232
American Funds EuroPacific Growth Fund, Class A	1,705,870	2,731,718
T. Rowe Price Blue Chip Growth Fund	1,575,019	2,795,281

	$23,577,585	$38,391,734

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2008 and 2007
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $20,488,028 as follows:

2008
Registered investment companies (mutual funds)	$(6,326,621)
Common/collective trusts	(839,124)
Merck common stock	(12,930,783)
Other common stocks	(391,500)

$(20,488,028)

5.	Related Party Transactions

Certain Plan investments are shares of registered investment companies (mutual funds) managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of investments in the registered investment companies (mutual funds) managed by Fidelity was $7,018,258 and $8,846,606 at December 31, 2008, and December 31, 2007, respectively.

Merck also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The total market value of investments in the Merck common stock was $15,041,650 and $26,795,182 at December 31, 2008, and December 31, 2007, respectively.

6.	Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.

7.	Tax Status

The Plan obtained a tax determination letter from the PRTD dated February 18, 1998, indicating that it had been designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994 (“PRIRC”) and is, therefore, exempt from Puerto Rico income taxes. On August 20, 2003, the Plan obtained a tax determination letter from the Internal Revenue Service indicating it has been designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). However, the Plan has been amended since the receipt of the determination letter. The Plan sponsor and legal counsel believe that the Plan is designed and currently operates in compliance with the PRIRC and IRC. Therefore, no provision for income taxes has been made.

Supplemental Schedule
Schedule H
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2008
(Schedule H, Part IV, Line 4i on Form 5500)

	Identity of Issuer, Borrower,		Share		Current
	Lessor or Similar Party	Description of Investment	Balance	Cost	Value
*	Merck & Co., Inc.	Merck Common Stock	499,157.000	**	$15,041,650
	TBS INTERNATIONAL LTD	Other Common Stock	69.010	**	692
	GENCO SHIPPING & TRADING LTD	Other Common Stock	0.695	**	10
	SHIP FINANCE INTL LTD (NY)	Other Common Stock	1.887	**	78
	AIRCASTLE LTD	Other Common Stock	327.652	**	1,599
	ABM INDUSTRIES INC	Other Common Stock	27.260	**	519
	ACTEL CORP	Other Common Stock	170.668	**	2,000
	ACUITY BRANDS INC	Other Common Stock	18.708	**	653
	AIR T INC	Other Common Stock	0.342	**	2
	ALBANY INTERNATIONAL CORP CL A	Other Common Stock	197.767	**	2,555
	ALBANY MOLECULAR RESEARCH INC	Other Common Stock	168.370	**	1,640
	ALEXION PHARMACEUTICALS INC	Other Common Stock	151.265	**	5,474
	ALLIED HEALTHCARE PRODUCT INC	Other Common Stock	32.028	**	93
	AMCON DISTRIBUTING CO	Other Common Stock	3.742	**	62
	AMERICAN BILTRITE INC	Other Common Stock	21.968	**	40
	AMERICAN GREETINGS CORP CL A	Other Common Stock	160.646	**	1,235
	AMERICAN ORIENT BIOENGINE INC	Other Common Stock	382.626	**	2,598
	AMERIGROUP CORP	Other Common Stock	352.240	**	10,363
	AMTRUST FINANCIAL SERVICES INC	Other Common Stock	95.853	**	1,117
	ANDERSONS INC	Other Common Stock	33.690	**	558
	ANIKA THERAPEUTICS INC	Other Common Stock	49.388	**	150
	ANN TAYLOR STORES CORP	Other Common Stock	2.063	**	12
	ARIBA INC	Other Common Stock	388.656	**	2,802
	ARK RESTAURANTS CORP	Other Common Stock	18.515	**	212
	ARTESIAN RES CORP CL A	Other Common Stock	41.007	**	649
	ASTORIA FINANCIAL CORP	Other Common Stock	58.796	**	969

			Subtotal		$15,077,733

Supplemental Schedule
Schedule H
(Continued)
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2008
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issuer, Borrower,		Share		Current
Lessor or Similar Party	Description of Investment	Balance	Cost	Value
ASTRO MED INC	Other Common Stock	36.721	**	$225
ATLANTIC TELE-NETWORK INC	Other Common Stock	1.416	**	38
ATLAS AMERICA INC	Other Common Stock	226.096	**	3,358
AUTONATION INC	Other Common Stock	28.810	**	285
AVOCENT CORP	Other Common Stock	232.077	**	4,157
BAKER MICHAEL CORP	Other Common Stock	47.037	**	1,736
BANK HAWAII CORP	Other Common Stock	24.587	**	1,111
BANK MUTUAL CORP	Other Common Stock	11.150	**	129
BANNER CORP	Other Common Stock	89.140	**	843
BARNES & NOBLE	Other Common Stock	200.264	**	3,004
BEACON ROOFING SUPPLY INC	Other Common Stock	105.832	**	1,469
BERKSHIRE HILLS BANCORP INC	Other Common Stock	5.046	**	156
BIG 5 SPORTING GOODS CORP	Other Common Stock	87.429	**	456
BIOANALYTICAL SYSTEMS INC	Other Common Stock	11.064	**	14
BLACK BOX CORPORATION	Other Common Stock	141.324	**	3,700
BLACK HILLS CORP	Other Common Stock	247.476	**	6,672
BLYTH INC	Other Common Stock	26.939	**	211
BOB EVANS FARMS INC	Other Common Stock	204.716	**	4,182
BOSTON BEER COMPANY CL A	Other Common Stock	56.658	**	1,609
BRITTON & KOONTZ CAPITAL CORP	Other Common Stock	2.138	**	25
CBL & ASSOCIATES PPTYS INC	Other Common Stock	336.739	**	2,313
CDI CORP	Other Common Stock	18.996	**	246
CEC ENTERTAINMENT INC	Other Common Stock	133.092	**	3,227
CFS BANCORP INC	Other Common Stock	18.649	**	73
CSG SYSTEMS INTL INC	Other Common Stock	9.621	**	168
CSP INC	Other Common Stock	2.004	**	6
C T S CORP	Other Common Stock	8.942	**	57
CACI INTERNATIONAL INC CL A	Other Common Stock	22.449	**	1,012
CAL-MAINE FOODS INC	Other Common Stock	83.223	**	2,388
CALLON PETROLEUM CO	Other Common Stock	1.732	**	5
CAMBREX CORP	Other Common Stock	9.167	**	42
CARDIAC SCIENCE CORP	Other Common Stock	140.041	**	1,050
CARVER BANCORP INC	Other Common Stock	16.623	**	83
CASELLA WASTE SYS INC CL A	Other Common Stock	49.549	**	202
CASEY GENERAL STORES	Other Common Stock	2.640	**	60
CEDAR SHOPPING CTRS INC REIT	Other Common Stock	281.150	**	1,991
CELERA CORP	Other Common Stock	338.925	**	3,772
CENTRAL BANCORP INC MASS	Other Common Stock	0.102	**	1
CENTRAL VA BANKSHARES INC	Other Common Stock	0.171	**	1
CENTRUE FINANCIAL CORP	Other Common Stock	28.051	**	173

		Subtotal		$50,248

Supplemental Schedule
Schedule H
(Continued)
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2008
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issuer, Borrower,		Share		Current
Lessor or Similar Party	Description of Investment	Balance	Cost	Value
CENTURY BANCORP INC CL A NVTG	Other Common Stock	0.572	**	$9
CHATTEM INC	Other Common Stock	81.678	**	5,842
CHILDRENS PL RETAIL STORES INC	Other Common Stock	151.265	**	3,279
CHIQUITA BRANDS INTL INC	Other Common Stock	24.047	**	354
CIBER INC	Other Common Stock	363.684	**	1,749
CINEMARK HOLDINGS INC	Other Common Stock	196.591	**	1,461
CIRRUS LOGIC INC	Other Common Stock	431.507	**	1,156
COHERENT INC	Other Common Stock	176.857	**	3,795
COINSTAR INC	Other Common Stock	200.974	**	3,921
COMMERCE BANCSHARES INC	Other Common Stock	30.307	**	1,332
COMMUNITY FINL CORP VA	Other Common Stock	0.845	**	3
COMPUTER TASK GROUP INC	Other Common Stock	100.594	**	324
BANCO LATINO AMERICANO EX CL E	Other Common Stock	177.616	**	2,551
CONMED CORP	Other Common Stock	195.629	**	4,683
CONNS INC	Other Common Stock	9.803	**	83
CONSOLIDATED COMM HLDGS INC	Other Common Stock	143.584	**	1,706
ASPEN INSURANCE HLDGS LTD	Other Common Stock	334.409	**	8,109
CRACKER BARREL OLD CTRY ST INC	Other Common Stock	142.970	**	2,944
CROSS (A.T.) & CO CL A	Other Common Stock	7.184	**	20
CULLEN FROST BANKERS INC	Other Common Stock	25.122	**	1,273
CULP INC	Other Common Stock	61.500	**	122
CYNOSURE INC CL A	Other Common Stock	7.162	**	65
D & E COMMUNICATIONS INC	Other Common Stock	80.924	**	542
DATASCOPE CORP	Other Common Stock	29.125	**	1,522
DELTA APPAREL INC	Other Common Stock	30.568	**	112
DELTA NATURAL GAS CO. INC.	Other Common Stock	19.777	**	480
DELUXE CORP	Other Common Stock	366.388	**	5,481
ARGO GROUP INTL	Other Common Stock	204.716	**	6,944
DIAMOND FOODS INC	Other Common Stock	1.037	**	21
DIAMONDROCK HOSPITALITY CO	Other Common Stock	0.481	**	2
DUCKWALL-ALTO STORES INC	Other Common Stock	15.944	**	153
ORTHOFIX INTL NV (NASDQ)	Other Common Stock	111.578	**	1,710
DYNACQ HEALTHCARE INC	Other Common Stock	1.128	**	5
DYNAMICS RESEARCH CORP	Other Common Stock	36.881	**	295
EV3 INC	Other Common Stock	68.951	**	421
EARTHLINK INC	Other Common Stock	740.436	**	5,005
ECOLOGY & ENVIRONMENT INC CL A	Other Common Stock	25.122	**	301
EDUCATIONAL DEVELOPMENT CORP	Other Common Stock	10.305	**	38
EL PASO ELECTRIC CO	Other Common Stock	297.041	**	5,373
ELECTRONICS FOR IMAGING INC	Other Common Stock	27.527	**	263

		Subtotal		$73,451

Supplemental Schedule
Schedule H
(Continued)
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2008
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issuer, Borrower,		Share		Current
Lessor or Similar Party	Description of Investment	Balance	Cost	Value
ELIZABETH ARDEN INC	Other Common Stock	175.318	**	$2,211
EMULEX CORP	Other Common Stock	591.656	**	4,130
ENERGY PARTNERS LTD	Other Common Stock	1.732	**	2
ENPRO INDUSTRIES INC	Other Common Stock	137.229	**	2,956
ESTERLINE TECHNOLOGIES CORP	Other Common Stock	51.093	**	1,936
EXIDE TECHNOLOGIES	Other Common Stock	498.160	**	2,635
FEI COMPANY	Other Common Stock	204.716	**	3,861
FNB UNITED CORP	Other Common Stock	35.400	**	115
FACET BIOTECH CORP	Other Common Stock	151.116	**	1,449
FAIR ISSAC CORP	Other Common Stock	248.278	**	4,186
FAIRCHILD SEMICON INTL INC	Other Common Stock	0.647	**	3
FEDERAL SIGNAL CORP	Other Common Stock	309.479	**	2,559
FERRO CORP	Other Common Stock	270.188	**	1,905
FIRST BANCORP NC	Other Common Stock	16.570	**	307
FIRST CALIFORNIA FINL GRP INC	Other Common Stock	65.744	**	363
FIRST CITIZEN BANCSHARES INC.	Other Common Stock	34.208	**	5,236
FIRST DEFIANCE FINL CORP	Other Common Stock	43.188	**	334
FIRST FED BANCSHRS OF ARKANSAS	Other Common Stock	14.432	**	106
FIRST FINANCIAL HOLDINGS INC	Other Common Stock	60.934	**	1,233
FIRST KEYSTONE FINANCL	Other Common Stock	0.171	**	1
FIRST MIDWEST BANCORP INC DEL	Other Common Stock	13.897	**	281
FIRST NIAGARA FINL GROUP INC	Other Common Stock	135.230	**	2,187
FIRST UNITED CORP	Other Common Stock	5.051	**	68
FISHER COMMUNICATIONS INC	Other Common Stock	41.985	**	867
FIRSTMERIT CORP	Other Common Stock	66.279	**	1,365
FORCE PROTECTION INC	Other Common Stock	317.983	**	1,902
FREDS INC CL A	Other Common Stock	86.590	**	932
GS FINANCIAL CORP	Other Common Stock	0.535	**	6
GSI COMMERCE INC	Other Common Stock	157.679	**	1,659
GENESEE & WYOMING INC CL A	Other Common Stock	79.641	**	2,429
GRIFFON CORP	Other Common Stock	169.973	**	1,586
GYMBOREE CORP	Other Common Stock	188.681	**	4,923
HF FINL CORP	Other Common Stock	20.846	**	267
HKN INC	Other Common Stock	0.283	**	1
HQ SUSTAINABLE MARITIME INDS	Other Common Stock	37.768	**	296
HAIN CELESTIAL GROUP INC	Other Common Stock	23.518	**	449
HANCOCK HOLDING CO	Other Common Stock	45.968	**	2,090
HARLEYSVILLE SAVINGS FIN CORP	Other Common Stock	6.863	**	92
HASTINGS ENTERTAINMENT INC	Other Common Stock	0.342	**	1
HAVERTY FURNITURE COS INC	Other Common Stock	91.133	**	850

		Subtotal		$57,778

Supplemental Schedule
Schedule H
(Continued)
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2008
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issuer, Borrower,		Share		Current
Lessor or Similar Party	Description of Investment	Balance	Cost	Value
HAWK CORP CL A	Other Common Stock	24.849	**	$412
HICKORY TECH CO	Other Common Stock	0.326	**	2
HOPFED BANCORP INC	Other Common Stock	12.556	**	140
HORNBECK OFFSHORE SERVICES INC	Other Common Stock	119.729	**	1,956
HUDSON HIGHLAND GROUP INC	Other Common Stock	0.823	**	3
HURCO INC	Other Common Stock	48.020	**	576
IAC/INTERACTIVECORP	Other Common Stock	500.298	**	7,870
ICT GROUP INC	Other Common Stock	44.236	**	203
IBERIABANK CORP	Other Common Stock	0.882	**	54
IDACORP INC	Other Common Stock	243.526	**	7,172
IMATION CORP	Other Common Stock	220.740	**	2,995
INDUSTRIAL SVCS OF AMERICA INC	Other Common Stock	21.915	**	115
INSIGHT ENTERPRISES INC	Other Common Stock	315.359	**	2,176
INNOSPEC INC	Other Common Stock	85.521	**	504
INNOPHOS HOLDINGS INC	Other Common Stock	104.229	**	2,065
INTEGRA LIFESCIENCES HLDS CORP	Other Common Stock	118.687	**	4,222
INTER PARFUMS INC	Other Common Stock	101.022	**	779
INTERNATIONAL BANCSHARES CORP	Other Common Stock	31.536	**	688
INTERNATIONAL SHIPHOLDING CORP	Other Common Stock	42.226	**	1,070
INTERWOVEN INC (DELIST)	Other Common Stock	294.850	**	3,715
INVACARE CORP	Other Common Stock	222.355	**	3,454
INTRICON CORP	Other Common Stock	31.536	**	114
INX INC	Other Common Stock	43.295	**	186
JDA SOFTWARE GRP INC	Other Common Stock	168.311	**	2,210
JO-ANN STORES INC	Other Common Stock	168.209	**	2,606
JOS A BANKS CLOTHIERS INC	Other Common Stock	114.384	**	2,991
KELLY SERVICES INC CL A	Other Common Stock	190.503	**	2,478
KEWAUNEE SCIENTIFIC CORP	Other Common Stock	14.346	**	129
KEYNOTE SYSTEMS INC	Other Common Stock	95.142	**	734
KINDRED HEALTHCARE INC	Other Common Stock	187.719	**	2,444
LANCE INC	Other Common Stock	0.647	**	15
LANDMARK BANCORP INC	Other Common Stock	2.828	**	49
LAWSON SOFTWARE INC NEW	Other Common Stock	856.819	**	4,061
LECG CORP	Other Common Stock	160.742	**	1,079
LECROY CORP	Other Common Stock	68.967	**	210
LIFE TIME FITNESS INC	Other Common Stock	125.075	**	1,620
LIVE NATION INC	Other Common Stock	489.148	**	2,808
LIZ CLAIBORNE INC	Other Common Stock	580.987	**	1,511
M D C HOLDINGS INC	Other Common Stock	18.708	**	567

		Subtotal		$65,981

Supplemental Schedule
Schedule H
(Continued)
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2008
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issuer, Borrower,		Share		Current
Lessor or Similar Party	Description of Investment	Balance	Cost	Value
MTS SYSTEMS CORP	Other Common Stock	6.863	**	$184
MARTEK BIOSCIENCES	Other Common Stock	221.286	**	6,707
MAXYGEN INC	Other Common Stock	177.456	**	1,583
MAXIMUS INC	Other Common Stock	129.543	**	4,548
MEASUREMENT SPECIALTIES INC	Other Common Stock	107.131	**	745
MEDCATH CORP	Other Common Stock	52.553	**	549
MEDICIS PHARMACEUTICAL CL A	Other Common Stock	262.977	**	3,664
MEDIFAST INC	Other Common Stock	77.503	**	429
MENTOR GRAPHICS CORP	Other Common Stock	557.490	**	2,882
MERCANTILE BANK CORP	Other Common Stock	48.640	**	209
MERCURY COMPUTER SYS INC	Other Common Stock	19.216	**	121
MINERALS TECHNOLOGIES INC	Other Common Stock	124.492	**	5,092
MONARCH CMNTY BANCORP INC	Other Common Stock	12.294	**	43
MONRO MUFFLER BRAKE INC	Other Common Stock	112.246	**	2,862
MOTORCAR PARTS OF AMERICA INC	Other Common Stock	71.624	**	279
MUTUALFIRST FINANCIAL INC	Other Common Stock	21.963	**	148
NB & T FINANCIAL GROUP INC	Other Common Stock	0.855	**	13
NASH-FINCH CO	Other Common Stock	80.176	**	3,599
NASHUA CORP	Other Common Stock	33.139	**	174
NATIONAL DENTEX CORP	Other Common Stock	0.326	**	1
NATIONAL PENN BANCSHARES INC	Other Common Stock	160.886	**	2,334
NATIONAL PRESTO INDS	Other Common Stock	0.518	**	40
NATIONAL SECURITY GROUP INC	Other Common Stock	0.695	**	4
NATIONAL TECHNICAL SYSTEMS	Other Common Stock	14.923	**	56
NATIONAL WESTERN LIFE INC CL A	Other Common Stock	4.265	**	722
NATURAL ALTERNATIVES INTL INC	Other Common Stock	37.629	**	230
NESS TECHNOLOGIES INC	Other Common Stock	281.685	**	1,206
NETFLIX INC	Other Common Stock	256.029	**	7,653
NETSCOUT SYSTEMS INC	Other Common Stock	207.378	**	1,788
NEUROCRINE BIOSCIENCES INC	Other Common Stock	63.467	**	203
NEW HAMPSHIRE THRIFT BANCSHARE	Other Common Stock	32.605	**	250
NEW JERSEY RESOURCES CORP	Other Common Stock	258.701	**	10,260
NEWALLIANCE BANCSHARES INC	Other Common Stock	548.965	**	7,230
NORTHEAST BANCORP	Other Common Stock	9.097	**	66
NORTHWESTERN CORP	Other Common Stock	252.912	**	5,936
NOVEN PHARMACEUTICALS INC	Other Common Stock	43.220	**	475
NU SKIN ENTERPRISES INC CL A	Other Common Stock	292.215	**	3,048
NUTRACEUTICAL INTL CORP	Other Common Stock	65.744	**	506
OI CORPORATION	Other Common Stock	7.964	**	79
OSI PHARMACEUTICALS INC	Other Common Stock	13.897	**	543

		Subtotal		$76,459

Supplemental Schedule
Schedule H
(Continued)
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2008
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issuer, Borrower,		Share		Current
Lessor or Similar Party	Description of Investment	Balance	Cost	Value
OSI SYSTEMS INC	Other Common Stock	110.108	**	$1,525
OCEANFIRST FINANCIAL CORP	Other Common Stock	54.226	**	900
OLIN CORP	Other Common Stock	2.395	**	43
OMEGA PROTEIN CORP	Other Common Stock	94.340	**	378
ONE LIBERTY PROPERTIES INC	Other Common Stock	51.297	**	463
OVERHILL FARMS INC	Other Common Stock	96.746	**	405
PDL BIOPHARMA INC	Other Common Stock	755.584	**	4,670
PMA CAP CORP CL A	Other Common Stock	217.010	**	1,536
PACER INTERNATIONAL INC	Other Common Stock	242.666	**	2,567
PACIFIC PREMIER BANCORP INC	Other Common Stock	0.267	**	1
PAMRAPO BANCORP INC	Other Common Stock	28.863	**	217
PANTRY INC	Other Common Stock	143.178	**	3,071
PAR PHARMACEUTICALS COS INC	Other Common Stock	223.108	**	2,992
PARKVALE FINANCIAL CORP	Other Common Stock	37.415	**	473
PENNICHUCK CORP	Other Common Stock	25.785	**	529
PEOPLES BANCORP OF NC	Other Common Stock	18.767	**	172
PEP BOYS-MANNY MOE & JACK	Other Common Stock	285.651	**	1,180
PEPSIAMERICAS INC	Other Common Stock	74.777	**	1,522
PERCEPTRON INC	Other Common Stock	0.342	**	1
PEROT SYSTEMS CORP CL A	Other Common Stock	524.351	**	7,168
PERVASIVE SOFTWARE INC	Other Common Stock	29.665	**	125
PHYSICIANS FORMULA HOLDING INC	Other Common Stock	62.275	**	174
POLYONE CORP	Other Common Stock	11.406	**	36
PORTLAND GENERAL ELECTRIC CO	Other Common Stock	40.248	**	793
PREMIER FINANCIAL BANCORP	Other Common Stock	34.855	**	260
PREMIERE GLOBAL SVCS INC	Other Common Stock	169.241	**	1,457
PRESIDENTIAL LIFE CORP	Other Common Stock	107.436	**	1,069
PRESTIGE BRANDS HOLDINGS INC	Other Common Stock	0.326	**	3
PROGRESS SOFTWARE CORP	Other Common Stock	298.255	**	5,744
PROSPERITY BANCSHARES INC	Other Common Stock	70.555	**	2,097
QCR HOLDINGS INC	Other Common Stock	26.725	**	269
QAD INC	Other Common Stock	70.469	**	295
Q E P INC	Other Common Stock	20.546	**	58
QUEST SOFTWARE INC	Other Common Stock	458.986	**	5,779
RGC RESOURCES INC	Other Common Stock	2.673	**	68
RAMCO-GERSHENSON PPTYS TR	Other Common Stock	127.961	**	820
REGENERON PHARMACEUTICALS INC	Other Common Stock	45.171	**	829
REGIS CORPORATION	Other Common Stock	286.495	**	4,163
REINSURANCE GROUP OF AMERICA	Other Common Stock	3.843	**	165

		Subtotal		$54,021

Supplemental Schedule
Schedule H
(Continued)
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2008
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issuer, Borrower,		Share		Current
Lessor or Similar Party	Description of Investment	Balance	Cost	Value
RENASANT CORP	Other Common Stock	53.451	**	$919
REVLON INC CL A NEW	Other Common Stock	263.143	**	1,755
REX STORES CORP	Other Common Stock	62.217	**	502
RICHARDSON ELECTRONICS LTD	Other Common Stock	101.556	**	300
RIVER VALLEY BA	Other Common Stock	0.289	**	3
ROCK TENN COMPANY CL A	Other Common Stock	229.533	**	7,845
RURBAN FINANCIAL CORP	Other Common Stock	12.962	**	99
SL INDUSTRIES INC	Other Common Stock	39.447	**	347
SPSS INC.	Other Common Stock	107.436	**	2,896
S1 CORP	Other Common Stock	302.531	**	2,387
SVB FINL GROUP	Other Common Stock	47.037	**	1,234
SAIA INC	Other Common Stock	28.863	**	313
SCHIFF NUTRITION INTL INC	Other Common Stock	101.770	**	608
SCHMITT INDS INC	Other Common Stock	3.122	**	11
SHULMAN A INC	Other Common Stock	81.651	**	1,388
SCHWEITZER-MAUDUIT INTL INC	Other Common Stock	93.271	**	1,867
SCOTTS MIRACLE GRO CO CL A	Other Common Stock	159.283	**	4,734
SEABOARD CORP	Other Common Stock	2.138	**	2,553
SELECTIVE INSURANCE GROUP INC	Other Common Stock	105.667	**	2,423
SENECA FOODS CORP CL A	Other Common Stock	1.796	**	38
SEVERN BANCORP INC	Other Common Stock	27.581	**	119
SIMMONS 1ST NATL CORP CL A	Other Common Stock	4.276	**	127
SKYWORKS SOLUTIONS INC	Other Common Stock	969.327	**	5,370
SMART BALANCE INC	Other Common Stock	231.457	**	1,574
SOLERA HOLDINGS INC	Other Common Stock	350.102	**	8,437
SONIC CORP	Other Common Stock	94.939	**	1,155
SONOSITE INC	Other Common Stock	106.901	**	2,040
SOUTHWEST BANCORP INC OKLA	Other Common Stock	104.592	**	1,365
SOUTHWEST GAS CORP	Other Common Stock	13.897	**	350
SOUTHWEST WATER CO	Other Common Stock	163.024	**	525
SPAN-AMERICA MED SYSTEMS INC	Other Common Stock	16.570	**	158
SPEEDWAY MOTORSPORTS	Other Common Stock	97.815	**	1,576
STAGE STORES INC	Other Common Stock	225.246	**	1,858
STANDARD MICROSYSTEMS CORP	Other Common Stock	63.072	**	1,031
STARRETT L S CO CL A	Other Common Stock	32.070	**	516
STEELCASE INC CLASS A	Other Common Stock	1.379	**	12
STERLING BANCSHARES INC	Other Common Stock	327.652	**	1,992
SUMTOTAL SYSTEMS INC	Other Common Stock	169.813	**	482
SUREWEST COMMUNICATIONS	Other Common Stock	83.918	**	958

		Subtotal		$61,870

Supplemental Schedule
Schedule H
(Continued)
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2008
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issuer, Borrower,		Share		Current
Lessor or Similar Party	Description of Investment	Balance	Cost	Value
SYKES ENTERPRISES INC	Other Common Stock	238.924	**	$4,568
SYMMETRY MEDICAL INC	Other Common Stock	96.933	**	773
SYNNEX CORP	Other Common Stock	115.988	**	1,314
SYSTEMAX INC	Other Common Stock	71.581	**	771
TESSCO TECHNOLOGIES INC	Other Common Stock	28.462	**	248
TF FINANCIAL CORP	Other Common Stock	13.042	**	252
TAKE-TWO INTERACTV SOFTWR INC	Other Common Stock	14.282	**	108
TALBOTS	Other Common Stock	0.326	**	1
TASTY BAKING COMPANY	Other Common Stock	45.433	**	154
TECH/OPS SEVCON INC	Other Common Stock	0.647	**	2
TECHTEAM GLOBAL INC	Other Common Stock	60.127	**	352
TIBCO SOFTWARE INC	Other Common Stock	20.472	**	106
TOLLGRADE COMMUNICATIONS INC	Other Common Stock	79.107	**	378
TRACTOR SUPPLY CO.	Other Common Stock	125.075	**	4,520
TRIQUINT SEMICONDUCTOR INC	Other Common Stock	43.963	**	151
TUFCO TECHNOLOGIES INC	Other Common Stock	1.069	**	4
TUPPERWARE BRANDS CORP	Other Common Stock	390.190	**	8,943
UIL HLDG CORP	Other Common Stock	86.371	**	2,632
UMB FINANCIAL CORP	Other Common Stock	17.639	**	870
USA TRUCK INC	Other Common Stock	0.171	**	2
USA MOBILITY INC	Other Common Stock	28.329	**	328
UNICO AMERICAN CORPORATION	Other Common Stock	37.629	**	332
UNISOURCE ENERGY CORP	Other Common Stock	223.135	**	6,551
UNITED BANCSHARES INC OHIO	Other Common Stock	13.256	**	124
UNITED CMNTY FINL CORP OHIO	Other Common Stock	29.703	**	27
UNITED ONLINE INC	Other Common Stock	514.195	**	3,121
UNITED RENTALS INC	Other Common Stock	315.893	**	2,881
UNITED WESTERN BANCORP INC	Other Common Stock	40.622	**	380
UNIVERSAL AMERICAN CORP	Other Common Stock	261.908	**	2,310
UNIVERSAL FOREST PRODUCTS INC	Other Common Stock	84.452	**	2,273
VALEANT PHARMACEUTICALS INTL	Other Common Stock	440.786	**	10,094
VALLEY NATL BANCORP	Other Common Stock	68.951	**	1,410
VARIAN INC	Other Common Stock	4.885	**	164
VEECO INSTRUMENT	Other Common Stock	229.303	**	1,454
VIAD CORP	Other Common Stock	86.056	**	2,132
VICON INDUSTRIES INC	Other Common Stock	29.398	**	164
VIGNETTE CORPORATION	Other Common Stock	171.577	**	1,615
WSFS FINANCIAL CORP	Other Common Stock	40.564	**	1,947
WARNACO GROUP INC	Other Common Stock	264.581	**	5,194
WASHINGTON TR BANCORP INC	Other Common Stock	51.019	**	1,018
WEB.COM GROUP INC	Other Common Stock	0.369	**	1

		Subtotal		$69,667

Supplemental Schedule
Schedule H
(Continued)
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2008
(Schedule H, Part IV, Line 4i on Form 5500)

	Identity of Issuer, Borrower,		Share		Current
	Lessor or Similar Party	Description of Investment	Balance	Cost	Value
	WEBSENSE INC	Other Common Stock	298.789	**	$4,473
	WILLIS LEASE FINANCE CORP	Other Common Stock	71.089	**	659
	WIND RIVER SYSTEMS INC	Other Common Stock	501.367	**	4,527
	WINN DIXIE STORES INC	Other Common Stock	358.654	**	5,775
	YOUNG INNOVATIONS INC	Other Common Stock	6.040	**	93
	ZALE CORP	Other Common Stock	2.822	**	9
	ZOLL MEDICAL CORP	Other Common Stock	121.344	**	2,293
*	Fidelity Investment Co.	Fidelity Institutional Money Market Portfolio	3,346,700.000	**	3,346,700
		Fidelity Low-Priced Stock Fund	52,451.819	**	1,212,686
		Fidelity Diversifed International Fund	57,040.353	**	1,226,938
		Fidelity Freedom 2005 Fund	6,530.139	**	54,788
		Fidelity Freedom 2010 Fund	3,961.376	**	41,040
		Fidelity Freedom 2015 Fund	39,643.234	**	339,346
		Fidelity Freedom 2020 Fund	18,674.443	**	187,678
		Fidelity Freedom 2025 Fund	27,181.175	**	223,701
		Fidelity Freedom 2030 Fund	25,133.950	**	245,307
		Fidelity Freedom 2035 Fund	8,579.537	**	68,894
		Fidelity Freedom 2040 Fund	9,830.653	**	54,953
		Fidelity Freedom 2045 Fund	301.980	**	1,987
		Fidelity Freedom 2050 Fund	2,204.309	**	14,240
	T. Rowe Price Associates, Inc.	T. Rowe Price Blue Chip Growth Fund	68,449.303	**	1,575,019
	The Capital Group Companies	American Funds EuroPacific Growth Fund, Class A	61,032.912	**	1,705,870
	Columbia Wanger Asset Management, LP	Columbia Acorn Fund, Class Z	107,755.255	**	1,908,346
	Pacific Investment Management Company	PIMCO Total Return Institutional Fund	140,362.489	**	1,423,276
	SSgA Funds Management, Inc.	SSgA Flagship 500 Index Fund Series A	N/A	**	1,437,239
	SSgA Funds Management, Inc.	SSgA Government Short-Term Investment Fund	N/A	**	14,459
*	Participant Loans	Interest rates ranging from 5% to 10.5% and with maturities through 2034			2,037,119

			Subtotal		$17,137,416

			TOTAL		$32,724,624

*	Denotes a party-in-interest to the Plan.

**	Cost is not required for participant directed investment.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned plan administrator has duly caused this annual report to be signed on behalf of the Merck Puerto Rico Employee Savings and Security Plan by the undersigned hereunto duly authorized.

Merck & Co., Inc., as plan administrator
By:	/s/ Mark E. McDonough
Mark E. McDonough
Vice President and Treasurer

June 29, 2009

EXHIBIT INDEX

Exhibit
Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	22